





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARINA AND ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O BAYAT CONSULTING INC., 14 WALL STREET, 20TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM (516) 526-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER SIPKIN CPAS LLC
(Name – *if individual, state last, first, middle name*)

132 NASSAU STREET	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC SABO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARINA AND ASSOCIATES INC, as of MARCH 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

CCO
Title

BECAUSE OF THE PANDEMIC, I AM UNABLE TO GET THIS REPORT NOTARIZED
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARINA & ASSOCIATES, INC.

Report on Audit of Financial Statements

and Supplementary Information

For the Year Ended March 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a document. PUBLIC

FARINA & ASSOCIATES, INC.

MARCH 31, 2020

Table of Contents



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Farina & Associates, Inc.
c/o Bayat Consulting, Inc.
14 Wall Street, 20th floor
New York, NY 10005

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Farina & Associates, Inc. (the "Company") as of March 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Farina & Associates, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 1995.

New York, NY
May 12, 2020

FARINA & ASSOCIATES INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash	$	31,172
Due From Clearing Broker		95,822
Commissions recievable		90,635
Other Assets		1,307
Total assets	$	218,936

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	51,602
Total liabilities		51,602

Commitments and Contingencies

STOCKHOLDERS' EQUITY:

Common Stock, no par value, 200 shares

authorized, 10 shares issued and outstanding	30,000
Additional paid-in capital	264,366
Retained earnings	(127,032)
TOTAL STOCKHOLDERS' EQUITY:	167,334

TOTAL LIABILITIES STOCKHOLDERS' EQUITY:	$	218,936

See accompanying notes to financial statements

2

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2020

Revenue:		
Commissions income	$	812,713
Other Income		281,351
Total revenue		1,094,064
Expenses:		
Employee compensation	$	506,207
Data services		83,739
Exchange fees and dues		52,474
Commissions and clearance		129,703
Professional fees		64,502
Meals, entertainment and auto		41,993
Telephone		21,677
Insurance		16,353
Office expense		14,740
Other expenses		54,343
Total expenses		985,731
Net income (loss)	$	108,333

FARINA & ASSOCIATES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2020

	Common STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY, APRIL 1, 2019	$ 30,000	$ 264,366	$ (77,965)	$ 216 401
Stockholder' distribution	-		(157,400)	(157,400)
Net income (loss)	-		108,333	108,333
STOCKHOLDERS' EQUITY, March 31, 2020	$ 30,000	$ 264,366	$ (127,032)	$ 167,334

FARINA & ASSOCIATES INC.

STATEMENT OF CASH FLOW
FOR THE YEAR ENDED MARCH 31, 2020

Cash flows from operating activities:	
Net income	$ 108,333
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increases) decreases in operating assets:	
Due from clearing broker	35,732
Commissions and rebate receivable	(14,183)
Other assets	26,333
Increases (decreases) in operating liabilities:	
Accounts payable and accrues expenses	
Net cash provided by operating activities	(13,456)
Net cash provided by operating activities	142,759
Cash flows from financing activities	
Stockholders' distribution	(157,400)
Net cash from financing activities	(157,400)
Net decrease in cash	(14,641)
Cash and cash equivalents - beginning of the year	45,813
Cash and cash equivalents - end of the year	$ 31,172
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ 13
Income taxes	$ 14,155

FARINA & ASSOCIATES, INC.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Farina & Associates, Inc. (The "Company") is a New York corporation formed in 1989, for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions as an introducing broker of securities transactions. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2020.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, " Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016- 12, "Narrow - Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company has assessed the effect that Topic 606 (as amended) has on its results of operations, financial position and cash flows and has determined that all revenues have been full earned as of March 31, 2020. The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2020, the amount in excess of insured limits was $0.

NOTE 4 - FINANCIAL STATEMENTS WITH OFF BALANCE SHEET CREDIT RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020, the Company had net capital of $125,013, which was $120,013 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 41.27%.

NOTE 6 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by non governmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year that ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7 - SUBSEQUENT EVENTS:

The company has evaluated events and transactions that occurred between April 1, 2020 and May 12, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

- A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

- The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

8

SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c-3-1
SECURITY AND EXCHANGE COMMISION
FOR THE YEAR ENDED MARCH 31, 2020

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	167,334
Deductions		
Less: Nonallowable assets		42,321
Net Capital	$	125,013
Net Capital		-

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness:	$	51,602
Computed minimum net capital required(The greater of)		
($5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess Net Capital		120,013
Percentage of Aggregate Indebtedness to Net Capital		41.27%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of March 31, 2020.

SUPPLEMENTARY INFORMATION
SCHEDULE II AND III
FOR THE YEAR ENDED MARCH 31, 2020

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2020 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III- INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2020 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at March 31, 2020.

See accompanying report of independent registered public accounting firm

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Farina & Associates, Inc.
c/o Bayat Consulting, Inc.
14 Wall Street, 20th floor
New York, NY 10005

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Farina & Associates Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Farina & Associates Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) Farina & Associates Inc. stated that Farina & Associates Inc. met the identified exemption provisions throughout the most recent year ending March 31, 2020 without exception. Farina & Associates Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Farina & Associates Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
May 12, 2020

FARINA & ASSOCIATES, INC.

EXEMPTION REPORT
FOR THE YEAR ENDED MARCH 31, 2020

Farina & Associates, Inc. (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) throughout the period April 1, 2019 through March 31, 2020.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(ii) throughout the period April 1, 2019 through March 31, 2020 without exception

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the period ended March 31, 2020.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review opinion.

There were no events, subsequent to the period addressed in the Company's assertions, any known events, or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Farina & Associates, Inc.

I, Marc Sabo swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: ___C CO___